UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      October 19, 2006

Mr. Gerald Panneton
President and Chief Executive Officer
Continental Minerals Corporation
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808


      Re:	Continental Minerals Corporation
		Amendment No. 2 to Registration Statement on Form F-4
      Filed September 25, 2006
		File No. 333-135566

Dear Mr. Panneton:

      We have reviewed your response letter dated September 28, 2006, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4/A-2 filed September 25, 2006

1. Please revise to disclose Guangmin Zhu`s and Xiafei Qi`s relationship to Great China, as reflected in your response to comment
16.



Background of the Merger on page 37

2. Please disclose the reasons for Hunter Dickinson`s assignment of its interest in the Xietongmen Property to Continental. Was the assignment pre-arranged? Disclose the consideration, if any, Hunter
Dickinson received for the assignment. Also discuss the business reasons for Continental agreeing to exchange its right to earn-in up to 60% direct working interest in the Xietongmen Property for an option to acquire an indirect interest in the property.

3. You indicate that "[d]uring the course of dealings between Continental and Great China, a dialogue commenced between the management, officers and directors of Continental and Great China to explore if there was common point upon which to establish a
merger...."  Please specify when those discussions took place and identify the individuals involved. Further, discuss whether a resolution was reached with respect to each of the main issues addressed during the merger negotiations and discuss how each issue was resolved.

4. Please disclose the number of shares that the holders agreed to exchange pursuant to the Shareholder Letter Agreements. Also, tell us whether the shares committed to be exchanged under those agreements are included in this registration statement. If so, please discuss the reasons for including the shares or, alternatively, revise the registration statement to remove the shares.

Great China`s Reason for the Merger and Recommendation, page 39

5. Please expand to discuss the "environmental considerations" that were considered by the board.

6. Please quantify those quantifiable elements of the other alternatives considered by the board. For example, disclose the amount of cash contributions that Great China would have needed to fund explorations and other expenses.

Fairness Opinion Regarding the Merger

7. Please remove the clause "should read."

8. Ensure that your disclosure incorporates all of the elements of the fairness opinion that might be key to an investment decision. For example, the disclosure could be enhanced by the inclusion of quantitative information regarding the relative values, as set forth on page 29 of the fairness opinion.





Material United States Federal Income Tax Consequences Related to the
Merger, page 58

9. We reissue comment 18.  The disclosure suggests that this is merely
a general description of the material federal tax consequences.
The
opinion should address each and all of the material tax
consequences
and must reflect the opinion of your counsel with respect to each of
such consequences.  Avoid statements, such as "Davis Wright
Tremaine
LLP, U.S. tax counsel to Continental, is providing an opinion that the
following discussion, subject to the limitations and conditions set
forth herein, provides an accurate general description of the material
U.S. federal income tax consequences of the Merger...."

Principal Occupation of Current Directors, page 95

10. We note that Mr. Gerald Panneton is your only full-time employee and that he is associated with Hunter Dickinson. Please disclose the nature of his association with Hunter Dickinson. Also disclose the amount of business time that Mr. Panneton devotes to each Continental and Hunter Dickinson.

11. Please disclose the amount of time that each of the named officers and directors devote to Continental`s operations.

12. We note that you disclose the association of the named officers and directors with a number of companies. Please disclose whether any of such companies are associated with Hunter Dickinson.

Exhibit 8.1

13. Please revise the statement that "we are of the opinion that the
statements in the Registration Statement under the caption
`Material
United States Income Tax Consequences Related to the Merger,` ...
are
an accurate general discussion of the matters set forth
therein...."
As noted in comment 5, the text of the opinion should reflect the opinion expressed by your counsel.

14. We reissue comment 22. You have not made the revisions noted in your response to comment 22.

Continental Minerals Financial Statements

Note 2, Significant Accounting Policies, page F-7

(n) Asset Retirement Obligations, page F-10

15. We note your response to comment 23 of our letter dated
September
13, 2006. We understand that you are actively drilling on the Xietongmen property and performed significant exploration activities during 2005. Your response states you have not incurred any asset retirement obligations to date. Please tell us who is legally responsible for the asset retirement obligations, resulting from the exploration activities performed to date on the Xietongmen property.
In addition, please tell us to what extent Great China Mining is responsible for these obligations as of the periods presented in the filing.

Note 7, Related Party Balances and Transactions, page F-22

16. We note you and nine other public companies own an interest in Hunter Dickinson Inc, which provides various services for you. We note your disclosure of amounts due to and from Hunter Dickinson Inc and the payment of services incurred during the fiscal years presented in the related party footnote. Please tell us how you have accounted for your ownership interest in Hunter Dickinson Inc. in the financial statements presented.

Note 3, Pro Forma Assumptions, page F-76

17. We note the supplemental material in connection with your response to comment 29 of our letter dated September 13, 2006 was not filed on
EDGAR. Please file this information and all other materials sent in response to our comments as correspondence on EDGAR.

18. We have reviewed the supplemental material in connection with your response to comment 29 and note what appears to be an error in the discounted cash flow analysis presented on page 2. Beginning in year
10 (2019) and each following year, it appears the amounts presented in the Operating Profit (EBITDA), Earnings Before Taxes (EBIT) and Earnings subtotal lines have not been reduced by Total Operating Costs. Therefore, the amounts reflected in these three subtotals appear to be Total Gross Revenues. Please correct this apparent error, resubmit the calculations and identify the effect on the resulting After Tax Net Present Value.

19. Please reconcile the corrected After Tax Net Present Value as calculated in your supplemental material to the fair value assigned to the Xietongmen property interest acquired and presented in your pro forma financial statements. In your response, please specifically discuss the reasons for the differences in the resulting fair values.

20. We understand you continue to believe the most appropriate measure of fair value is the value of the Continental Minerals shares being exchanged in the merger. As Great China Mining is a publicly traded entity, please calculate Great China`s market value as of June 30, 2006 and compare this value to the total acquisition price used in the pro forma financial statements. Tell us what effect the difference between these two amounts has on the property interests acquired.

21. On a related matter, to the extent you continue to believe the fair value of the shares and options of Continental Minerals exchanged should be used to determine the fair values of the net assets acquired from Great China, please revise your pro forma financial statements to reflect the value of this exchange using the trading price as of June
30, 2006 (the date of your pro forma financial statements).
Please
use this value based on the June 30, 2006 trading price when responding to all related comments.

22. We note your response to comment 31 of our letter dated
September
13, 2006.  We further note the Fairness Opinion that was filed as
Exhibit 99.1 to the Form F-4 filed on June 30, 2006.  In that
Fairness
Opinion, Ross Glanville & Associates Ltd. discusses the indicated values of the Xietongmen deposit and other properties in sections 4 and 5. Furthermore, in Section 11, the indicated and expected values of Xietongmen are listed among the factors considered by Glanville in reaching their conclusion regarding the fairness of the proposed exchange transaction. In this regard, please tell us how the indicated and expected values used by Glanville and referenced in their report compare to the fair values assigned to the property interests to be acquired in the merger with Great China Mining, as accounted for in the pro forma financial statements.

23. Once the corrections are made to the errors in your discounted cash flow analysis assessing the fair value of the Xietongmen property, it appears the values assigned to this property as reflected in the pro forma financial statements may be impaired on Day 2 based on the guidance of SFAS 144. Tell us what, if any, impairment would be recorded under the analyses you are required to perform in accordance with SFAS 144 as it relates to the Xietongmen property. In your response, please also address the potential impairment of values assigned to the three surrounding properties acquired from the director and principal shareholder of Great China Mining.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact Shannon Burkirk at (202) 551-3717 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      	Sincerely,


      					H. Roger Schwall
      Assistant Director

      cc:	S. Burkirk
      A. Sifford
 		C. Moncada-Terry

      VIA FACSIMILE
		(604) 893-2386
      Steve Mathiesen
      Lang Michener

Mr. Gerald Panneton
Continental Minerals Corporation
October 19, 2006
Page 2